Stone Ridge Trust & Stone Ridge Trust II
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

March 20, 2015

VIA EDGAR TRANSMISSION

Ms. Christina Fettig
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stone Ridge Trust - File Nos.: 333-184477 & 811-22761
Stone Ridge Trust II - File Nos.: 333-190021 & 811-22870
(collectively, the “Trusts”)

Dear Ms. Fettig:

The purpose of this letter is to respond to the comments you provided to me on January 26, 2015 regarding the review of annual reports for the fiscal year ended October 31, 2014 (each a “Report” and collectively, the “Reports”) for the following series of the Trusts (each a “Fund” and collectively, the “Funds”) filed with the Securities and Exchange Commission (“SEC”) on January 8, 2015:

Stone Ridge Trust (the “Trust”)
Stone Ridge Reinsurance Risk Premium Fund
Stone Ridge High Yield Reinsurance Risk Premium Fund
Stone Ridge U.S. Variance Risk Premium Fund
Stone Ridge U.S. Small Cap Variance Risk Premium Fund
Stone Ridge U.S. Master Variance Risk Premium Fund
Stone Ridge International Developed Markets Variance Risk Premium Fund
Stone Ridge Emerging Markets Variance Risk Premium Fund
Stone Ridge International Master Variance Risk Premium Fund1

Stone Ridge Trust II (“Trust II” and, together with the Trust, the “Trusts”)
Stone Ridge Reinsurance Risk Premium Interval Fund

For your convenience in reviewing the Trusts’ responses, your comments and suggestions are summarized in bold typeface immediately followed by the Trusts’ response. In addition, in connection with this filing, the Trusts hereby state the following:

1.
The Trusts acknowledge that, in connection with the comments made by the staff of the SEC (the “Staff”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trusts and their management are solely responsible for the content of such disclosure;

2.
The Trusts acknowledge that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trusts represent that neither they nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trusts’ responses to your comments are as follows:

Management’s Discussion of Fund Performance

1.
Management’s discussion of the Funds’ performance does not appear to meet the disclosure requirements of Item 27(b)(7)(i) to discuss the factors that materially affected each Fund’s performance during the most recently completed fiscal year. Going forward, please enhance such discussion for each Fund and, additionally, please include a discussion of Fund performance compared to a benchmark.

The Trusts undertake to enhance the discussion of the Funds’ performance in future annual reports to the Funds’ shareholders in order to conform to the requirements of Item 27(b)(7)(i) of Form N-1A.

________________________
1 Effective as of February 28, 2015, Stone Ridge U.S. Variance Risk Premium Fund, Stone Ridge U.S. Master Variance Risk Premium Fund and Stone Ridge International Master Variance Risk Premium Fund changed their names to Stone Ridge U.S. Large Cap Variance Risk Premium Fund, Stone Ridge U.S. Variance Risk Premium Master Fund and Stone Ridge International Variance Risk Premium Master Fund, respectively.

2.
Certain Funds invested in derivatives during the year; however, there was no discussion of the effect of investing in derivatives in management’s discussion of the Funds’ performance.  Please refer to the July 30, 2012 letter to the ICI entitled “Derivatives-Related Disclosures by Investment Companies”.

The Trusts will take the guidance provided in the July 30, 2012 letter to the ICI into consideration when preparing the discussion of the Funds’ performance in future annual reports to the Funds’ shareholders.

3.
Please provide the Fund name corresponding to the ticker symbols used to disclose the standardized returns that follow the Shareholder Letter.  In addition, please explain why, for Funds with multiple share classes, the performance of all share classes is not provided.

The Trusts will provide the Fund name corresponding to the ticker symbols used to disclose the standardized returns.  The Trusts note that they include the standardized performance of Class I shares in the text directly following the Shareholder Letter, consistent with the requirements of Rule 482 that any non-standardized performance data (which, in the Shareholder Letter, was based on Class I shares) be accompanied by standardized performance data.

4.
The Funds disclose gross expense ratios from their respective current prospectuses in the shareholder letter.  Because the financial highlights included in the Funds’ Reports include more recent expense ratios, please footnote that the gross expense ratio is from the current prospectus and refer shareholders to the financial highlights within the Report for a more recent ratio.

The Trusts will include such disclosure in future annual reports to shareholders.

5.
Pursuant to Instruction 1(d) to Item 27(b)(7)(ii)(A) of Form N-1A, the growth of $10,000 graph should be based on a Fund’s minimum initial investment if that amount exceeds $10,000.  The Funds have a minimum initial investment of $10 million, but each Fund’s graph is based on an initial investment of $10,000.

The Trusts will prepare the graph in a manner that is consistent with Item 27(b) and its instructions in future annual reports to shareholders.

6.
Please review the definition of “appropriate broad-based securities market index” in Instruction 5 to Item 27(b)(7)(ii)(B) and review whether the Funds’ use of  the Bank of America Merrill Lynch 3-Month U.S. Treasury Bill Index is consistent with this definition.

The Trusts have reviewed the definition of “appropriate broad-based securities market index” and believe that, because the Funds seek to capture variance risk premium, which can be understood as the return above a risk-free rate, this index is consistent with the definition provided in Instruction 5 to Item 27(b)(7)(ii)(B) because it allows the investor to compare the Funds’ returns to those of a risk-free rate of Treasury bills.

Schedule of Investments

7.
Regarding the Stone Ridge Reinsurance Risk Premium Fund, Stone Ridge High Yield Reinsurance Risk Premium Fund, and Stone Ridge Reinsurance Risk Premium Interval Fund, please explain how the presentation of the Schedules of Investments allows shareholders to measure the risks associated with the Funds’ investments. Please consider whether an alternative method of categorizing Fund holdings would better inform investors about a Fund’s risks.

The Trusts note that, as required by § 210.12-12 of Regulation S-X, the Schedules of Investments for Stone Ridge Reinsurance Risk Premium Fund, Stone Ridge High Yield Reinsurance Risk Premium Fund, and Stone Ridge Reinsurance Risk Premium Interval Fund are categorized by type of investment. Within that categorization, as noted on pages 17 and 19 of the Report for Stone Ridge Reinsurance Risk Premium Fund and Stone Ridge High Yield Reinsurance Risk Premium Fund and page 8 of the Stone Ridge Reinsurance Risk Premium Interval Fund, the Schedules of Investments are further broken down by geographic area of peril risk. Given the nature of the Funds’ investments, the Trusts believe that categorization based upon geographic region helps inform investors about each Fund’s risk profile.  In addition, the Trust will consider whether there are other categorizations (e.g., peril risk) that might further assist in informing investors about the risks associated with the Funds’ investments.

8.
Regarding the Stone Ridge Reinsurance Risk Premium Fund, Stone Ridge High Yield Reinsurance Risk Premium Fund, and Stone Ridge Reinsurance Risk Premium Interval Fund, please explain any investment restrictions that limit a Fund’s exposure to specific types of catastrophes.

The Trusts note that there are no specific restrictions regarding exposure to specific types of catastrophic risk. As disclosed in the prospectus for the Stone Ridge Reinsurance Risk Premium Interval Fund, “[i]n implementing the Fund’s investment strategy, Stone Ridge will seek to invest in reinsurance-related securities tied to a varied group of available perils and geographic regions. Further, within each region and peril, Stone Ridge seeks to hold a balance of exposures to underlying insurance and reinsurance carriers, trigger types, and lines of business. The Adviser will continue to monitor the risk of the Fund’s investments on a regular basis.” The prospectus for the Stone Ridge Reinsurance Risk Premium Fund and the Stone Ridge High Yield Reinsurance Risk Premium Fund contains substantially identical disclosure.

9.
Stone Ridge U.S. Variance Risk Premium Fund invested in American Capital Ltd., a Business Development Company (“BDC”), which was categorized as a “Closed-End Mutual Fund” on the Fund’s Schedule of Investments.  Please clarify that such investments are both Closed-End Mutual Funds and BDCs.

The Trust will include such clarification in future annual reports to shareholders.

10.
The Funds invest in other mutual funds.  Please confirm that any fees and expenses paid by shareholders of such funds are appropriately included in the calculation of acquired fund fees and expenses in the prospectus fee table.

The Trusts confirm that the fees and expenses paid by shareholders of mutual funds are included in the Trusts’ calculations of acquired fund fees and expenses in the prospectus fee table.

Financial Statements

11.
The Stone Ridge International Variance Risk Premium Master Fund’s Balance Sheet contains an amount labeled “Payable to Investment Adviser.”  Please explain the makeup of this ledger account in light of the fact that there is no investment advisory fee charged to this fund.

While the Fund does not pay an investment advisory fee to the Adviser, the Adviser, during the fiscal year, contractually agreed to pay or otherwise bear certain expenses of each class of the Fund in order to limit the each class’s expenses to an agreed upon rate (the “expense limitation agreement”).  Pursuant to the terms of the expense limitation agreement, the Adviser is permitted to recoup expenses it has borne to the extent that the expenses for a particular class fall below the limitation rate and such recoupment by the Adviser does not cause the expenses of the relevant class to exceed the limitation rate.  The Trusts note that the "Payable to Investment Adviser" set forth in the Fund’s balance sheet is comprised of the recoupment of Fund expenses previously paid by the Adviser under the expense limitation agreement.

12.
Please confirm that, pursuant to Regulation S-X, Article 6-07(7)(b), distributions of realized gains by other investment companies are shown separately as a sub-category of net realized and unrealized gain (loss) on investments.

The Trusts will present the disclosure in the manner requested in future annual reports to shareholders.

13.
Please confirm that, pursuant to Section 19(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), Fund distributions of return of capital were accompanied by adequate disclosure of the source or sources of such payments.

The Trusts so confirm.

14.	Please explain how the Funds’ Portfolio Turnover Rate is calculated by providing the makeup of the numerator and denominator.

The Trusts note that the requested calculations are as follows:

Fund	Sales or Purchases	Calculation	Portfolio Turnover Rate
Stone Ridge Reinsurance Risk Premium Fund	Sales	106,543,195 / 660,496,129	16.13%
Stone Ridge High Yield Reinsurance Risk Premium Fund	Sales	42,977,769 / 272,179,423	15.79%
Stone Ridge U.S. Variance Risk Premium Fund	Purchases	87,832,186 / 89,961,834	97.63%
Stone Ridge U.S. Small Cap Variance Risk Premium Fund	Purchases	1,359,901 / 3,894,161	34.92%
Stone Ridge U.S. Master Variance Risk Premium Fund	Sales	16,600,000 / 256,892,542	6.46%
Stone Ridge International Developed Markets Variance Risk Premium Fund	Sales	346,017 / 491,858	70.35%
Stone Ridge Emerging Markets Variance Risk Premium Fund	Sales	1,164,385 / 506,391	229.94%
Stone Ridge International Master Variance Risk Premium Fund	Sales	5,500,000 / 25,685,471	21.41%
Stone Ridge Reinsurance Risk Premium Interval Fund	Sales	4,169,352 / 748,113,634	0.56%

Notes to Financial Statements

15.
Note 1 of the Notes to Financial Statements did not disclose whether each Fund is a diversified or non-diversified fund.  Although not required, the Staff suggests including this disclosure in future Reports.

The Trusts will include such disclosure in future annual reports to shareholders.

16.
Regarding the quantitative inputs used to calculate the fair value of Level 3 securities, the November 8, 2012 minutes of the AICPA Expert Panel provides that when the inputs have a wide range, it may be appropriate to disclose the weighted average of the unobservable inputs. Please explain supplementally whether the “Estimated Losses” and “Estimated Premium Earned” could be bifurcated to provide more detail.

The Trusts will disclose the weighted average of the unobservable inputs, to the extent appropriate, in future annual reports to shareholders. The Trusts note that the “Estimated Losses” and “Estimated Premiums” earned cannot be bifurcated.

Expense Examples

17.	Pursuant to Item 27(b)(7)(i), please disclose the beginning date and ending date of the period during which the example takes place prior to describing the “Actual Expenses.”

The Trusts will include such disclosure in future annual reports to shareholders.

Additional Information

18.
Please consider using more specificity, including the dates and time periods of the information considered, when discussing the material factors and conclusions that formed the basis for the approval by the Trusts’ board of trustees (the “Board”) of the investment advisory agreements.

As noted in the most recently filed Reports for the Trusts, the information that the Board considered in its evaluation of the continuation of the investment advisory agreements at its October 17, 2014 meeting included information that the Board had considered over the course of the preceding year as well as information that the Adviser had specifically provided for purposes of the annual Board meeting. The Trusts respectfully submit that the disclosure relating to the material factors and conclusions that formed the basis for the Board’s approval of the continuation of the investment advisory agreements is in conformity with Item 27(d)(6) of Form N-1A. In future annual reports to shareholders, the Trusts will take into consideration the Staff’s comment and consider disclosing with greater specificity the dates and time periods of the information that the Board considered in the course of its review of the advisory agreements.

N-CSR Filings

19.	The description of the nature of the services comprising the “Tax Fees” does not appear to meet the specificity requirements of Item 4(c) of Form N-CSR.

The Trusts note that Tax Fees paid to the Funds’ principal accountant(s) also included reviewing each Fund’s tax returns and distribution calculations.  The Trusts will provide this more detailed disclosure in future N-CSR filings.

20.	Regarding the Stone Ridge Reinsurance Risk Premium Interval Fund, please explain your response to Item 9 of Form N-CSR in light of the fact that the Fund repurchased equity securities.

The Fund notes that Item 9 of Form N-CSR requires a closed-end management investment company to provide certain information with respect to any purchase made by or on behalf of such investment company of shares or other units of any class of the investment company’s equity securities that is registered by the registrant pursuant to Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). Because the Fund does not have any shares registered under Section 12 of the Exchange Act, the Fund respectfully submits that Item 9 is inapplicable.

40-17G Filing

21.
The Staff noted that the Funds held a fidelity bond policy that expired on January 17, 2014 and that the following 40-17G filing indicated that the next policy began on February 1, 2014. Please explain whether the Funds had the required fidelity bond coverage between those two dates.

The Trusts note that the Funds maintained the required fidelity bond coverage through an extension of the prior policy that ran from January 17, 2014 through February 1, 2014. The extension was filed with the SEC on March 17, 2015.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (212) 257-4775.

Sincerely,

/s/ Patrick Kelly
Patrick Kelly, Treasurer and Principal Financial Officer

cc:           Jane Korach, Chief Compliance Officer and Secretary of the Trusts
Elizabeth J. Reza, Ropes & Gray LLP